August 14, 2020

U.S. Securities and Exchange Commission (“Commission” or “Staff”)

c/o Ms. Melissa Raminpour and Ms. Heather Clark

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Re:	Silicon Motion Technology Corporation
Form 20-F for the Year Ended December 31, 2019
Form 6-K furnished April 29, 2020
File No. 000-51380

Dear Ms. Raminpour and Ms. Clark:

Reference is made to the letter received from the Commission dated July 9, 2020 regarding the Form 20-F for the year ended December 31, 2019 (the “Form 20-F”) and Form 6-K dated April 29, 2020 of Silicon Motion Technology Corporation (the “Company”).

For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. The Company’s response to the comments is as follows.

Form 20-F for the Year Ended December 31, 2019

Item 5. Operating and Financial Review and Prospects Results of Operations, page 32

Comment:

1.    In your discussion of changes in your results operations, you quantify factors contributing to the changes in revenues and expenses from year to year for some of your financial statement line items. However, you do not appear to include the underlying reasons for the changes. We also note that you do not explain the change in line items such as amortization of intangible assets, interest income, interest expense, foreign exchange gain (loss), and income tax expense (benefit). Please expand your disclosures to provide the business reasons for material changes in your operating results between reporting periods. In circumstances where more than one business reason exists for a change between periods, please also quantify the incremental impact of each individual business reason. Refer to Part I, Items 5(A) and 5(D) of Form 20-F and Section III.B.4 of SEC Release 33- 8350. Please provide us with your proposed disclosure in your response.

8F, #36 Taiyuan St.,     Jhubei City, Hsinchu County 30265, Taiwan         Tel: +886-3-552-6888         Fax: +886-3-552-6988 www.siliconmotion.com

Response:

We acknowledge the Staff’s comment and will revise as appropriate future filings beginning with our next Annual Report on Form 20-F to expand our discussions and analysis of trends relating to changes in revenue, research and development expenses, sales and marketing expenses and general and administrative expenses, as well as line items such amortization of intangible assets, interest income, foreign exchange gain (loss) and income tax expense (benefit) consistent with Part I, Items 5(A) and 5(D) of Form 20-F and Section III.B.4 of SEC Release 33- 8350.

As an example, we have expanded our discussions of business reasons to better explain changes in our 2019 revenues:

In 2019, our net sales decreased by 14% year-over-year to approximately US$457.3 million. Our Mobile Storage revenue decreased by 11% year-over-year as declining eMMC plus UFS controller sales and SSD solutions sales more than offset growth of SSD controller sales. Our SSD controller sales, approximately 50 to 60% of revenue, increased by about 20% year-over-year as PCs and other client devices increased adoption of SSDs and decreased reliance on HDDs; eMMC plus UFS controller sales, approximately 20 to 25% of revenue, decreased by about 30% year-over-year as a NAND flash customer reduced its exposure to the mobile market and transitioned to an internal solution for UFS; and SSD solutions sales, approximately 10% of revenue, decreased by 50% year-over-year as our new Shannon Open-Channel SSD technology was approximately a year behind schedule in beginning commercial sales and our Ferri SSDs were affected by rapidly falling NAND prices. We divested our Mobile Communications product line in May 2019, which resulted in a 66% year-over-year decrease in sales of this product line.

We anticipate making similar changes to other line items.

Financial Statements

Notes to Consolidated Financial Statements Note 15. Income Taxes, page F-27

Comment:

2.    Please explain the decreasing nature of the line item “differences between Cayman and foreign statutory tax rates” from 2017 to 2019.

Response:

The Company consists of a Cayman Islands parent holding company with various foreign and U.S. subsidiaries. The applicable statutory rate in the Cayman Islands is zero for the Company in 2017, 2018 and 2019. The Company’s major tax jurisdictions are Taiwan, China, Hong Kong, Macau and Korea, where statutory rates during the three year period ranged from 11% to 25%. Periodic changes in our effective tax rates are primarily caused by changes in relative contributions of profits and tax provisions in different jurisdictions and changes in jurisdictional effective tax rates. Our effective tax rates in 2018 and 2019 were lower than in 2017 primarily due to better operating performance at lower statutory rate jurisdictions relative to higher rate jurisdictions.

Form 6-K furnished April 29, 2020 Exhibit 99.1, page 9

Comment:

3.    We note that you present what appears to be a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please revise your presentation to eliminate the presentation of a full non-GAAP income statement in your next earnings release. Refer to the guidance in Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Measures.

Response:

We acknowledge the Staff’s comment regarding the presentation of what appears to be a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. We also note Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Measures. In accordance with the Staff’s comment, we will revise future earnings disclosures to present non-GAAP measures most directly comparable to GAAP measures with equal or greater prominence and without appearing to be a full non-GAAP income statement.

Comment:

4.    Additionally, we note your non-GAAP adjustments related to your FCI divestiture. As these divested operations did not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, your non-GAAP measures appear to substitute individually tailored recognition and measurement methods for those of GAAP. In future filings, please revise your non-GAAP presentations to comply with Question 100.04 of the Non-GAAP C&DIs by removing the FCI divestiture adjustments.

Response:

We acknowledge the Staff’s comment. The FCI divestiture was not sufficiently material to account under ASC 205-20. With this transaction, we also recognized a significant $12.4 million gain from divestiture. As part of our non-GAAP disclosures and in order to provide more consistent period-to-period comparisons without FCI, we excluded both FCI operating results and the gain from divestiture. These non-GAAP measures are consistently applied in our earnings disclosures where we supplement GAAP financial results with certain non-GAAP financial measures to enhance the overall understanding of our current financial performance and our prospects for the future.

With respect to Question 100.04 of the Non-GAAP C&DI and Rule 100(b) of Regulation G, we do not believe we are substituting individually tailored recognition and measurement methods for those of GAAP to accelerate revenue recognition ratably over time. The purpose of our FCI divestiture adjustments neither accelerate nor decelerate revenue recognition; the purpose is to supplement GAAP financial results with enhanced transparency of our operating performance without FCI and the gain from divestiture.

We will discontinue the presentation of FCI divestiture adjustments in subsequent periods when for sequential or year-after-year comparisons, past periods no longer include FCI operating results and the gain from divestiture.

Should you have any questions or wish to discuss the foregoing in further detail, please feel free to contact the undersigned.

Sincerely, SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ Riyadh Lai
Riyadh Lai, Chief Financial Officer

4